FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLIC COMPANY
C.N.P.J./M.F 47.508.411/0001-56

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 26, 2007

DATE, TIME and PLACE: Held on November 26, 2007, at 05:00 p.m., at the Company’s head office, at Avenida Brigadeiro Luiz Antônio, no. 3.142, in the City of São Paulo, State of São Paulo.

COMPOSITION OF BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL: Call Notice published in the newspaper “Diário Oficial do Estado de São Paulo” [Official Gazette of the State of São Paulo], on November 10, 13 and 14, 2007, pages 8, 18 and 11, and in the newspaper “Folha de São Paulo”, on November 10, 12 and 13, 2007, pages A9, A10 and B7, respectively.

ATTENDANCE: Shareholders representing more than two-third of the voting capital stock, according to signatures in the relevant Shareholders Attendance Book, being therefore confirmed the existence of legal quorum for the Meeting to be held.

AGENDA: (i) In the terms of clause XVIII of Article 9 of the Company’s Bylaws, to resolve on the Company’s Association with the members of Assai Comercial e Importadora Ltda. (“Assai”), through which the Company has indirectly acquired shares representing 60% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., the recipient company of Assai’s split-up assets, and (ii) Amend Article 6 of the Company’s Bylaws, in order to adapt the limit of the authorized capital from 200,000,000,000 shares to 400,000,000 shares, in reason of Company’s share Grouping approved in the Extraordinary General Meeting held on July 30, 2007.

RESOLUTIONS: Starting the works, the shareholders have examined the items included in the agenda and have resolved, by unanimity of votes to:

(i) Approve, in the terms of clause XVIII of Article 9 of the Company’s Bylaws, the Company’s Association with the members of Assai Comercial e Importadora Ltda. (“Assai”), through which the Company has indirectly acquired shares representing 60% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., the recipient company of Assai’s split-up assets.

In addition to the resolution approved in item (i) above, authorize the Company’s Executive Board to take all and any actions and execute all and any agreements and/or documents related to the Association, in compliance with the general terms and conditions mentioned in the Management’s Proposal.

(ii) Approve the amendment to Article 6 of the Company’s Bylaws, in order to adapt the limit of the authorized capital from 200,000,000,000 shares to 400,000,000 shares, in reason of Company’s share Grouping approved in the Extraordinary General Meeting held on July 30, 2007, being said article effective with the following reading:

“ARTICLE 6 – The Company is authorized to increase the capital stock through resolution of the Board of Directors, and independently of reform to the bylaws, up to the limit of 400,000,000 (four hundred million) shares, through issue of new common and preferred shares, in compliance with the limit provided for in article 5 above.

Paragraph 1 – The limit of the Company’s authorized capital may only be modified by resolution of the General Meeting.

Paragraph 2 – The Company, within the limit of the authorized capital and in accordance with a plan approved by the General Meeting, may grant a share purchase option to administrators or employees thereof, or to individuals who provide services to it.”

CLOSING: Having nothing else to discuss, the works have been adjourned so that these minutes could be drawn up. After reopening of works, these minutes have been read and approved, having been signed by all present.

SIGNATURES: Abilio dos Santos Diniz – Chairman of the Board; Marise Rieger Salzano: Secretary.

SHAREHOLDERS: Wilkes Participações S.A, by itself and in the capacity of beneficial owner of the voting rights of Península Participações Ltda, Sudaco Participações Ltda., Casino Guichard Perrachon, represented by its attorneys-in-fact, Marise Rieger Salzano and Juan Javier Bordaberry Herran; Península Participações Ltda, in the capacity of beneficial owner of the voting rights of Rio Soe Empreendimentos e Participações Ltda, represented by its attorney-in-fact Marise Rieger Salzano; Dynamo Puma II Fundo de Investimento em Participações, Puma Invest LLC, Dynamo Cougar Fundo de Investimentos em Ações, Ascese Fundo de Investimento em Ações, Febra Fundo de Investimentos em Ações, and TNAD Fundo de Investimentos em Ações, Dynamo Beton Fundo de Investimentos em Ações, Dybra Fundo de Investimentos em Ações,,Fundo de Investimento em Ações Lumina, Classe A Fundo de Investimento de Ações Previdenciário and Samambaia IV Fundo de Investimento em Ações, represented by their administrator Dynamo Administração de Recursos Ltda; Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC e Dynamo Brasil V LLC, represented by their administrator Dynamo Internacional Gestão de Recursos Ltda (by its attorney-in-fact Mario Coelho Joppert).

I hereby certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, November 26, 2007.

Marise Rieger Salzano

Secretary of the Board

Maria Lúcia de Araújo
OAB/SP 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.